UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

AMERICAN COMMERCIAL LINES INC.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

025195207
--------------------------------------------------------------------------------
(CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

GVI Holdings, Inc.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,329,270
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,329,270
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,329,270
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

10.4% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
CO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

GAMI Investments, Inc.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 34,882
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 34,882
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
34,882
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

0.3% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
CO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

Great American Management and Investment, Inc.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,364,152
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 1,364,152
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,364,152
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

10.6% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

HY I Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 440,537
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 440,537
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
440,537
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

3.4% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Managing Member (01), L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 440,537
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 440,537
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
440,537
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

3.4% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 393,281
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 393,281
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
393,281
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

3.1% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 343,750
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 343,750
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
343,750
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

2.7% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,870,322
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 1,870,322
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,870,322
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.6% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 3,234,474
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 3,234,474
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
3,234,474
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

25.2% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 12,833,128 shares of Common Stock, par value $0.01 per share, outstanding as of July 28, 2010, as reported in the Issuer's Form 10-Q filed August 6, 2010.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 11 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.                      Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock:  GVI Holdings, Inc., a Delaware corporation ("GVI"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); GAMI Investments, Inc., a Delaware corporation ("GAMI"); Great American Management and Investment, Inc., a Delaware corporation ("Great American"); HY I Investments, L.L.C., a Delaware limited liability company ("HY I"); EGI-Managing Member (01), L.L.C., a Delaware limited liability company ("MM 01"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company ("Fund 08-10"); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust").  GVI, GAMI, SZI, HY I, Fund 05-07 and Fund 08-10 are sometimes referred to herein as the "Stockholders".  The Stockholders, together with Chai Trust and MM 01, are sometimes referred to herein as the "EGI Entities".

The officers of each of SZI, HY I, MM 01, Fund 05-07 and Fund 08-10 are as follows:

Samuel Zell	President; Chairman and President of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Vice President; Managing Director of EGI

The officers of each of GAMI, GVI and Great American are as follows:

David B. Lawrence	Executive Vice President and Chief Financial Officer; Chief Financial Officer of Patron Spirits Company
Philip Tinkler	President and Assistant Treasurer; Managing Director of EGI
Kellie Zell	Vice President; Mrs. Zell also works as a homemaker.

MM 01 is the managing member of HY I.  SZI is the managing member of MM 01, Fund 05-07 and Fund 08-10.  SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts").  The trustee of each of the Trusts is Chai Trust.  The officers and managing directors of Chai Trust are as follows:

CUSIP No. 025195207	SCHEDULE 13D/A

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Vice President of EGI
Kellie Zell	Managing Director of Chai Trust. Ms. Zell also works as a homemaker.
JoAnn Zell	Managing Director of Chai Trust. Ms. Zell is a physician
Matthew Zell	Managing Director of Chai Trust and a Managing Director
Robert M. Levin
Senior Trust Officer and a Managing Director of Chai Trust.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust and a Managing Director of EGI
Jon Wasserman	Managing Director of Chai Trust and a Managing Director of EGI

The owner of 100% of the outstanding equity interests of each of GVI and GAMI is Great American.  Great American is indirectly held by the Trusts, the trustee of which is Chai Trust, and by Samuel Zell Revocable Trust, the trustee of which is Samuel Zell.

The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, Jon Wasserman, William Pate, Philip Tinkler, Kellie Zell, JoAnn Zell, Matthew Zell, James Bunegar, and David Lawrence is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e) No EGI Entity has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each EGI Entity are United States citizens.

ITEM 4                                Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On October 18, 2010, the Stockholders entered into a Voting Agreement (the “Voting Agreement”) with Finn Holding Corporation, a Delaware corporation (“Parent”), in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 18, 2010, among the Issuer, Parent and Finn Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Issuer, with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

CUSIP No. 025195207	SCHEDULE 13D/A

Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Common Stock, other than shares held by the Issuer, Parent or Merger Sub, or held by the Stockholders or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law, will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $33.00, without interest (the “Per Share Merger Consideration”). The Stockholders will receive $1.75 in cash less than the Per Share Merger Consideration for each share of Common Stock they hold if the transaction closes by December 31, 2010 and will receive the Per Share Merger Consideration if the transaction closes thereafter.

Pursuant to the Voting Agreement, each Stockholder has agreed, among other things, to vote the shares of Common Stock owned by such Stockholder (i) in favor of adopting the Merger Agreement, (ii) in favor of any adjournment or postponement recommended by the Issuer with respect to any stockholder meeting with respect to the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) or any proposal relating to an Acquisition Proposal, (iv) against any merger agreement or merger, acquisition, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, or any other extraordinary transaction involving the Issuer, in each case other than the Merger Agreement, and (v) against any other proposal, action or agreement, in each case that would (1) prevent, impair, delay or otherwise adversely affect the transactions contemplated by the Merger Agreement or (2) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of the Issuer under the Merger Agreement.  Each Stockholder has granted Parent an irrevocable proxy to vote such Stockholders’ shares of Common Stock as described in the preceding sentence.

The Voting Agreement automatically terminates with respect to any Stockholder upon the earliest of (i) the mutual agreement of Parent and such Stockholder, (ii) the Effective Time (as defined in the Merger Agreement), (iii) the termination of the Merger Agreement in accordance with its terms, and (iv) the date of any amendment to the terms of the Merger Agreement that reduces the amount, changes the form, or imposes any material restrictions or additional conditions on the receipt, of consideration payable in respect of each share of Common Stock held by such Stockholder or that is otherwise adverse in any material respect to such Stockholder.

In the event the Voting Agreement is terminated because the Issuer has accepted a Superior Proposal (as defined in the Merger Agreement), the Stockholders have agreed to accept $1.75 less than other stockholders in consideration per share from the party making the Superior Proposal if that transaction closes on or prior to December 31, 2010.

Pursuant to the Voting Agreement, the Stockholders have also granted an option to Parent to acquire the Stockholders’ shares for $1.75 less than the Per Share Merger Consideration between December 15 and December 31, 2010.  If Parent purchases the Stockholders’ shares (the “Acquired Shares”) pursuant to such option and (i) on or prior to January 15, 2011, in connection with a Superior Proposal, the Company terminates the Merger Agreement and pays the Company Termination Fee (as defined in the Merger Agreement) to Parent in accordance with the Merger Agreement and (ii) prior to the first anniversary of the closing of the purchase of the Acquired Shares, either (A) the applicable Acquisition Transaction is consummated or (B) prior to any withdrawal of, or termination of the definitive agreement with respect to, such Acquisition Transaction, Parent sells one or more Acquired Shares, then Parent, promptly upon receipt thereof, shall pay to each Stockholder one-half (50%) of Parent’s profit, if any, with respect to the Acquired Shares acquired from such Stockholder.

CUSIP No. 025195207	SCHEDULE 13D/A

The foregoing description of the Merger Agreement and Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following to the beginning thereof:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit 1
Agreement and Plan of Merger, dated as of October 18, 2010, among American Commercial Lines Inc., Finn Holding Corporation and Finn Merger Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2010).

CUSIP No. 025195207	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 20, 2010

GVI HOLDINGS, INC.
GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
GAMI INVESTMENTS, INC.
SZ INVESTMENTS, L.L.C.
HY I INVESTMENTS, L.L.C.
EGI-MANAGING MEMBER (01), L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)